Exhibit 4.5

Isabel Hudson

c/o pp A9F

BT Centre

81 Newgate Street

London

EC1A 7AJ

25 March 2020

Dear Isabel,

The Board of BT Group plc (the “Company”) has updated the terms of your appointment as a non-executive director which originally commenced on 1 November 2014. Any previous letter of appointment, as amended subsequently from time to time, are all superseded by the terms of this letter. This letter takes effect from 31 March 2020.

Appointment

Your appointment shall be on on a rolling basis, subject to either party serving three months’ prior written notice to the other at any time and subject to annual re-election at the Company’s Annual General Meeting (“AGM”) (as detailed below). If for any reason the Board does not give you such notice, you will not be entitled to any compensation in respect of your notice period or otherwise.

Your appointment is subject to the Company’s Articles of Association (a copy of which will be made available to you on request) and any relevant resolutions of shareholders. Nothing in this letter is intended to exclude or vary the terms of the Articles of Association as they apply to you as a director of the Company.

In accordance with the relevant corporate governance provisions, you will be required to stand for election at the Company’s next AGM and then for re-election at the Company’s AGM each year or as required by the legislation or regulations prevailing at the time.

If you are not re-elected by shareholders at the AGM, or your directorship is terminated under the Company’s Articles of Association, the Companies Act 2006 or in accordance with the Termination provision below, your appointment will terminate automatically, with immediate effect and without any compensation in respect of your notice period or otherwise.

Committees

You have been appointed as a non-executive director, chair of the BT Compliance Committee and a member of the Nominations Committee, Remuneration Committee, Digital Impact & Sustainability Committee. You have also been appointed as the designated non-executive director on the Colleague Board. You will be appointed to such other Board Committees as may from time to time be agreed with you.

Time commitment

You are expected to attend all meetings of the Board (including a minimum of seven meetings in person), all meetings of those Board Committees to which you are appointed, the AGM (in person) and any Board offsites or away days. If you cannot attend any meeting you should advise the Secretary in advance. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board committee meeting and to take part in at least one visit each year to one of BT’s offices or other sites.

It is difficult to be precise about the amount of time you should expect to spend on this work, but we estimate that you should allow a minimum of 22 days each year, subject to Board committee commitments. You should allow a slightly higher commitment in the first year of your appointment whilst you familiarise yourself with the BT group and go through our induction programme for new directors. Additional time commitment may also be required if the Company is undergoing a period of particularly increased activity (such as a major acquisition or capital transaction).

By accepting this appointment, (i) you confirm that you are able to allocate sufficient time to meet what is expected of you in your role as a non-executive director; and (ii) you confirm that you have disclosed all significant other commitments you currently hold to the Company with an indication of the time involved. You should obtain the agreement of the Board before accepting any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

Role

Non-executive directors have the same general legal responsibilities to the Company as any other director.

The Board’s principal focus is the strategy, development, growing shareholder value, oversight and control and governance of the group. In support of this it approves the group’s strategic plans, annual and investment budgets and capital expenditure. It sets the direction for the group’s values, ethics and business policies and practices. It also has oversight of the group’s operating and financial performance, risk management and internal controls, and compliance and major public policy issues. Board members are expected to challenge constructively and help develop proposals on strategy.

The role of the non-executive director has the following key elements:

(a)	Strategy: non-executive directors should provide constructive challenge, strategic guidance and offer specialist advice (where relevant);

(b)

Performance: non-executive directors should scrutinise and hold to account the performance of management and individual executive directors against agreed performance objectives and monitor the reporting of performance;

(c)	Risk: non-executive directors should satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

(d)

People: non-executive directors are responsible for determining appropriate levels of remuneration of Executive Directors and have a prime role in appointing and removing senior management and in succession planning. The non-executive directors should meet without the Chair present at least annually to appraise the Chair’s performance.

All directors must act with integrity, lead by example and promote the Company’s desired culture. They must act in the way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole. In doing so, as a director, you must have regard (among other matters) to:

(a)	the likely consequences of any decision in the long term;

(b)	the interests of the Company’s employees;

(c)	the need to foster the Company’s business relationships with suppliers, customers and others;

(d)	the impact of the Company’s operations on the community and the environment;

(e)	the desirability of the Company maintaining a reputation for high standards of business conduct; and

(f)	the need to act fairly as between the members of the Company.

In your role as a non-executive director, you shall:

(a)	at all times comply with the Articles of Association and constitution of the Company;

(b)	abide by your statutory, fiduciary and common-law duties as a director of the Company;

(c)	diligently perform your duties and use your best endeavours to promote, protect, develop and extend the business of the Company; and

(d)

promptly report to the Chair or Secretary any matters of concern that come to your attention, or of which you are aware, in particular any acts of misconduct, dishonesty, breach of any of the Company or Group policies or codes of conduct or breach of any relevant regulatory rules committed, contemplated or discussed by you or by any member of staff, contractor or other third party.

In order for there to be a thorough consideration of the issues prior to Board meetings, and informed debate and challenge at Board meetings, it is essential that you have access to high quality information. You are entitled to request, and should insist on receiving, all relevant information about the Company’s affairs as is reasonably necessary in order to enable you to discharge your duties. You should seek clarification or amplification from management where you consider that the information provided is inadequate or lacks clarity.

These responsibilities are set out in the formal statement of the Board’s role, included in your directors’ briefing pack and are in accordance with the UK Corporate Governance Code.

Fees and expenses

You will receive fees for your services as a non-executive director, and as a Board committee member and chair of £145,000 a year. This comprises a basic fee of £77,000 per annum, and annual fees of £25,000 for your role as BT Compliance Committee chair, £10,000 for the Nominations Committee, £15,000 for the Remuneration Committee, £8,000 for Digital Impact & Sustainability Committee and £10,000 for the Colleague Board. The attached schedule itemises your fees. Your fees will be paid monthly in arrears subject to such deductions for income tax and social security contributions as the Company may be required by law to deduct.

You will have no entitlement to any bonus and no entitlement to participate in any employee share plan or pension scheme operated by the Company.

The Company will either pay or reimburse you for all reasonable and properly documented travelling, hotel and other expenses incurred on the Company’s business.

Any obligation of the Company or any group companies under this letter and any other arrangement relating to remuneration from which you benefit or enter into after becoming a director shall be subject to and conditional on approval, by the shareholders in a general meeting, of the Company’s policy on directors’ remuneration in accordance with the relevant legislation. If that approval is not obtained, you will not be entitled to compensation or damages in respect of any loss or damage suffered as a result.

Independence

You are considered to be an independent non-executive director and will be identified accordingly in the Company’s annual report and other documentation. If circumstances change, and you believe that your independence may be in doubt, you should discuss this with the Chairman or the Secretary as soon as practicable.

Outside interests

It is acknowledged and accepted that you have business interests other than those of the Company. You are required to disclose to the Board, via the Secretary, any interests you have at the date of your appointment. You must also declare any conflicts that are apparent at the date of your appointment. Advice on notifiable interests is enclosed in your briefing pack. You will be asked to review the interests notified annually. However, you should notify the Secretary of any new interests or potential conflicts of interests which arise during your period of appointment as soon as they become apparent, together with any information or knowledge acquired or gained by you in any manner whatsoever whilst you continue in office which may be of value or which may be to the detriment of the Company or any Group Company.

During your appointment, you will not without obtaining the prior consent of the Board, accept any (or further) directorships of publicly quoted companies or companies in competition with the Company or any major external appointments.

Confidentiality and share dealings

You must apply the highest standards of confidentiality and not at any time make use for your own benefit or for that of any party other than the Company, nor disclose to any person, firm or company (whether during the course of the appointment or at any time after its termination) any confidential information concerning the Company or any group companies with which you come into contact by virtue of your position as a non-executive director of the Company. For these purposes, confidential information shall include, but not be limited to, information (whether or not recorded in documentary form, or stored electronically) relating to the business, products, affairs and finances of the Company and/or any group companies, which is treated as confidential to the Company and/or any group companies or which you are told or ought reasonably to know is confidential or which has been given to the Company and/or any group companies in confidence by customers, suppliers or other persons, and any trade secrets including, without limitation, technical data and know-how relating to the business of the Company and/or any group companies or any of its or their business contacts.

Your attention is also drawn to the requirements under both legislation and regulation as to the handling and disclosure of inside information. You should avoid making any statements that might breach these requirements without prior clearance from the Secretary.

You will be bound by the Company’s Articles of Association, any rules and regulations that may apply to the Company, including any rules issued by the United Kingdom Listing Authority, the Market Abuse Regulation, the Company’s share dealing code and such other requirements as the Board may from time to time specify.

Induction and briefings

The Company has in place arrangements to complement the briefing material you have received about the BT group through an on-going programme to keep you informed about the Company’s businesses, activities and developments, the communications industry and the regulatory environment. This can include meetings with the Company’s executive management, major shareholders and other stakeholders and the external auditors. We will also arrange a tailored package of visits to business locations so you can see BT and its people at work.

Review

The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.

Individual training and development needs will be regularly reviewed and agreed with each director as part of the Board evaluation process.

Insurance

You are covered by the Company’s directors’ and officers’ liability insurance. We intend to continue to arrange this insurance cover. In the event that we do not, run-off cover will be arranged for six years commencing from the date that cover under the latest insurance policy lapsed. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £250 million.

Independent professional advice

The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company’s expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure is included in your briefing pack.

If for an overriding reason of confidentiality or conflict of interest you need such advice from a professional adviser other than the Company’s usual advisers and you cannot raise the matter with the Secretary or any other executive director of the Company, you may consult an independent adviser at your own expense, and provided you have acted reasonably, you may reclaim the cost as an expense.

Termination

Notwithstanding any other provision of this letter, your appointment may be terminated at any time:

a)	by you giving 3 months’ notice in writing to the Board or the Board giving 3 months’ notice in writing to you; or

b)	by the Company in accordance with its Articles or the Companies Act.

The Company may immediately terminate your appointment if you:

a)	are in material breach of any of the terms of this letter;

b)	are guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of your obligations under this letter;

c)	have engaged in any conduct which has or may have the effect of materially prejudicing the reputation of the Company or any other group company; or

d)	fail or refuse to carry out the duties reasonably and properly required of you under this letter.

Upon termination of your appointment for any reason you will, at the Company’s request, promptly resign in writing as a director of BT Group plc. The Secretary is irrevocably authorised by this letter to sign a letter of resignation on your behalf if you fail to do so.

This letter does not confer any right to hold office for any period, nor give you any right to compensation if you cease to be a director for any reason.

After your appointment is terminated, you will not represent yourself as being in any way concerned with or interested in the business of the Company or any group companies.

On termination of your appointment, you will deliver up to the Company all books, documents, papers, information and other property belonging to the Company or any Group Company or relating to the business of the Company or any Group Company, which are in your possession, custody or power by virtue of your position as a non-executive director of the Company, and you will not retain copies (other than where the Company permits this in writing).

Data protection

During your appointment you may have access to personal data relating to BT people, customers, clients, suppliers or agents. You must only access and/or use this personal data when you need to, for the purposes of your role. If you handle personal data you must comply with Data Protection legislation, the Company’s privacy policy, the BT employee privacy notice and any other information security and information retention policies the Company adopts.

During your appointment the Company will process personal data, including special categories of personal data, about you, for legal, personnel, administrative and management reasons. We will do it in line with Data Protection legislation and the BT employee privacy notice. It is limited to information we need to make sure we are complying with the law and obligations to third parties.

We may share your personal data with third parties including regulatory authorities and governmental or quasi-governmental organisations. This could include your name, address, gender, date of birth and other information. We can transfer your personal data internationally, including to countries or territories outside the European Economic Area. A copy of the Company’s employee privacy notice is included in your briefing pack.

Miscellaneous

You confirm that you will not by reason of your appointment or your performance of any duties under this letter be in breach of any legal obligation binding on you.

This letter (and any document referred to in it) constitutes the entire agreement between the parties and supersedes all other agreements (both oral and in writing) between you and the Company.

The construction, interpretation and performance of the terms of this letter are governed by English law and the parties submit to the exclusive jurisdiction of the English courts.

This appointment letter constitutes neither a contract for services nor a service contract.

For the purposes of this letter “Group Company” shall mean any subsidiary of the Company from time to time and if a new holding company for the Company is put in place pursuant to a group reorganisation then references to Group Company shall be read as including the new holding company and any subsidiary of that new holding company (other than the Company), and holding company and subsidiary shall be defined in section 1159 of the Companies Act 2006.

Acceptance

Please confirm your acceptance of these terms by signing the attached copy of this letter and returning it. For convenience, this letter may be executed in counterparts. Once executed, the counterparts will constitute an original, and both counterparts together will constitute one instrument. Delivery of a counterpart of this agreement by e-mail attachment shall be an effective mode of delivery.

Yours sincerely

RACHEL CANHAM

Company Secretary & General Counsel Governance

To:	Rachel Canham

Company Secretary & General Counsel Governance

I confirm acceptance of my appointment on the above terms.

SIGNED by ISABEL HUDSON	)
)

in the presence of:

Witness’s Signature:

Witness’s Name (in capitals):

Witness’s Address:

Date:

Schedule

Isabel Hudson – Fee breakdown as at 31 March 2020

Basic fee	£ 77,000
Committee chair fees: • BT Compliance Committee	£25,000

Committee membership fees:

• Nominations Committee	£10,000
• Remuneration Committee	£15,000
• Digital Impact & Sustainability Committee	£8,000
• Colleague Board (Designated non-executive director)	£10,000
Total	£ 145,000